October 12, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ellie Quarles, Mail Stop 3561

Re:	Exelon Corporation

Definitive 14A

Filed March 30, 2007

File No. 1-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated August 21, 2007 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Definitive 14A, as filed with the Securities and Exchange Commission on March 30, 2007 (the “proxy statement”).

For convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. All responses to this letter are provided on a supplemental basis.

* * * *

Comment:

Compensation Committee, page 13

1.	Please provide a description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or direction given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

The compensation committee engages a consultant annually. The scope of the duties of Towers Perrin, the compensation committee’s consultant, is set forth in the scope of work document agreed to between Towers Perrin and the compensation committee. The scope of work document provides that the consultant is to support the committee in executing its duties and responsibilities with respect to Exelon’s executive compensation programs, including researching, and providing information regarding, market trends and competitive compensation programs and strategies. The consultant attends the committee’s meetings, as requested. The consultant prepares market data for each senior executive position, including confirming the company’s compensation strategy and reviewing and confirming the peer group used to prepare the market data. The consultant also provides the committee with an independent assessment of management recommendations for changes in the compensation structure. The consultant provides market data related to a variety of executive programs as needed, periodic, ad hoc support to the human resources function on executive compensation matters in support of the consultant’s role in supporting the compensation committee and on its behalf and consistent with the committee’s requirements, and periodic, ad hoc support to the chair of the committee as needed, including discussing developing executive compensation and related corporate governance trends.

In future proxy statements, Exelon will expand the disclosure of the consultant’s role to discuss its nature and scope as well as the material elements of the instructions or directions given to the consultant with respect to the performance of their duties under the engagement.

Comment:

Compensation Committee, page 13

2.	Please discuss the role of the executive officers in determining or recommending the amount or form of executive and director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer had the ability to call or attend compensation committee meetings, whether the chief executive officer met with the compensation consultant used by the compensation committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Response:

Executive officers are involved in the evaluation of performance and the development of initial recommendations with respect to compensation adjustments; however, the compensation committee (and the full board of directors, with respect to the compensation of the chief executive officer and the executive vice presidents) makes the final determinations with respect to compensation programs and adjustments. The chief executive officer participates in discussions of these matters (other than his own compensation) with the committee and the board, but the committee and the board make the final decisions. The chief executive officer cannot call meetings of the compensation committee.

Executive officers take an active role in evaluating the performance of the executives who report to them, directly or indirectly, and in recommending the amount of compensation their subordinate executives receive. The compensation function in the human resources group provides the executive officers with market data for each position, derived from the data provided by the consultant to the compensation committee, together with actual compensation data for each executive. The executive officer reviews such data in conjunction with the annual performance review of the executive to formulate a recommendation for the subordinate executives. These recommendations generally relate to base salary and whether to apply an individual performance multiplier to the subordinate executive’s annual incentive payout, and if so, the amount of the multiplier. Executive officers generally do not make recommendations with respect to annual and long-term incentive target percentages, which are within ranges for each level of officer (vice president, senior vice president, and executive vice president) determined by the committee. The chief executive officer reviews all of the recommendations of the executive officers before they are presented to the compensation committee. Under Exelon’s corporate governance principles, the chief executive officer is considered an invited guest and attends the meetings of committees, including the compensation committee, except when the compensation committee meets in executive session to discuss, for example, the chief executive officer’s own compensation. The compensation committee takes the recommendations of the executive officers into account when it determines executive compensation or, in the case of the executive vice presidents, it makes recommendations to the full board of directors regarding the compensation of such executive officers. The compensation committee determines the amount of the payout of annual and long-term incentives based on the extent to which the criteria for payouts are met and, in the case of annual incentive compensation awards, taking into account any individual performance multipliers that the compensation committee may determine. The human resources function provide the compensation committee and the board of directors with data showing the history of the chief executive officer’s compensation and data that analyzes the cost of a range of several alternatives for changes to the chief executive officer’s compensation, but neither the executive officers nor the chief executive officer makes any recommendation to the compensation committee or the board of directors with respect to the compensation of the chief executive officer.

The chief executive officer does not have a systematic role in the work of the consultant. In addition to the compensation committee’s consultant, the human resources function from time to time engages the services of another consultant (from a different firm) in connection with special projects relating to executive compensation. The compensation committee occasionally requests the views of a consultant retained by the human resources function in order to obtain another view on an emerging issue.

As disclosed on page 14 of the proxy statement in the paragraph concerning the role of the corporate governance committee, the corporate governance committee utilizes an independent compensation consultant to assist it in evaluating directors’ compensation, and for this purpose it periodically asks that the compensation committee’s consultant prepare a study of the compensation of the company’s directors relative to the directors of the same peer group used for executive compensation. This study is used as the basis for the corporate governance committee’s recommendations to the full board of directors with respect to director compensation.

In future proxy statements, Exelon will expand the disclosure of the role of executive officers in recommending the amount and form of executive and director compensation.

Comment:

Compensation of Non-Employee Directors, page 18

3.	Please disclose the grant date fair value of the deferred stock unit awards made in 2006 in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Response:

The values shown in the table on page 18 for the deferred stock unit awards made in 2006 to non-employee directors are the grant date fair values. In future proxy statements, we will clarify that the values are the grant date fair values under FAS 123-R in a footnote to the table.

Comment:

Compensation Discussion and Analysis, page 26

4.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Rowe’s salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reason for the differences in the amounts of compensation awarded to the named executive officers.

Response:

There are no material differences in compensation policies for individual executive officers. The compensation committee carefully considers the roles and responsibilities of each of the named executive officers relative to the peer group, as well as the individual’s performance and contribution in establishing the compensation opportunity for each named executive officer. The differences in the amounts of compensation awarded to the named executive officers reflect primarily two factors, the differences in the compensation paid to officers in comparable positions in the peer group and differences in the individual responsibility and experience of the Exelon officers. As disclosed at page 33 of the proxy statement, Mr. Rowe’s target compensation was based on the same factors as the other named executive officers, but his compensation reflected a greater degree of policy and decision-making authority and a higher level of responsibility with respect to strategic direction and financial and operating results of Exelon. His target compensation was assessed relative to other CEOs in the peer group and reflects Exelon’s strong performance relative to the peer group.

Comment:

Compensation Discussion and Analysis, page 26

5.	Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Individual performance is factored into the setting of compensation in three ways.

•

First, base salary adjustments are based on an assessment of the individual’s performance in the preceding year as well as a comparison with market data for comparable positions in the peer group, as discussed above in the response to Comment 2 regarding the role of executive officers in recommending the amount of compensation.

•	Second, annual incentive targets are based on the individual’s role in the enterprise — the most senior officers with responsibilities that span specific business units or functions have a target based on earnings per share for the company as a whole (Rowe, Skolds, Mehrberg, and Young), while individuals with specific functional or business unit responsibilities (Clark) have targets based on the performance of that functional or business unit.

•

Third, consideration is given as to whether an individual performance multiplier would be appropriately applied to the individual’s annual incentive plan award, based on the individual’s performance. The individual performance multiplier can result in a decision not to make an award or to decrease the award by up to 50% or increase the award by up to 10%.

Exelon will, as appropriate, add discussion of the role of individual performance in its future compensation discussion and analysis.

Comment:

Annual Incentives, page 28

6.	You have not disclosed the financial measures and key performance indicators for the annual incentive plan for 2007 or the total shareholder return goals for awards of performance share units for 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K Interpretations available on out website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Exelon disclosed the financial measures and key performance indicators for the 2006 annual incentive plan at pages 28-29 and pages 34-35 of the proxy statement, and the total shareholder return goals for awards of performance shares under the 2006 performance share award program at pages 30 and 36 of the proxy statement. Exelon did not disclose the 2007 financial measures and key performance indicators for the annual incentive plan or the total shareholder return goals for awards of performance share units for 2007 because it does not believe such information to be required under the guidance set forth in Instruction 2 to Item 402(b).

The first sentence of Instruction 2 to Item 402(b) established the general rule that the compensation discussion and analysis is to address historical compensation information (i.e., the “information contained in the tables and otherwise disclosed pursuant to” Item 402). The second sentence of this Instruction introduces the possibility that some events that occur after the end of the fiscal year might nevertheless be subject to disclosure in compensation discussion and analysis. The third sentence of the Instruction clarifies that the post-fiscal year events that must be included in compensation discussion and analysis are those that “could affect a fair understanding of the named executive’s compensation for the last fiscal year.” Exelon considered the guidance in this third sentence, but did not view the current 2007-year information, which was constructed in a manner similar to the prior year, to affect the understanding of the prior year information. As such, Exelon does not believe that disclosure of 2007 performance targets was necessary to place its disclosure in context because this information is not material to an understanding of 2006 compensation. Exelon was also concerned that disclosure of the

2007 information would be confusing to readers seeking to understand the data presented in the tables, which concerns only 2006. Accordingly, Exelon did not include disclosure of 2007 goals.

Comment:

Long-Term Incentives, page 29

7.	Please discuss how the compensation committee determines the amount of long-term equity incentives to allocate to each of the named executive officers. Refer to Item 401(b)(1)(v) of Regulation S-K.

Response:

The compensation committee determined in 2006 that the mix of long-term compensation should be changed to 35% stock options and 65% performance shares, as disclosed on page 29 of the proxy statement. The compensation committee reviewed the amount of long-term compensation paid in the peer group for positions comparable to the positions held by the named executive officers and then applied the ratio of stock options to performance shares referred to above in order to determine the target long-term equity incentives for each named executive officer, using Black-Scholes valuation for stock options and a 90 day weighted-average price for the preceding quarter to value performance shares. Stock option grants were all at the targeted amounts. The actual amounts of performance shares awarded to the named executive officers depended on the extent to which the performance measures were achieved.

In future proxy statements, Exelon will expand the disclosure of how the compensation committee determines the amount of long-term equity incentives to allocate to each of the named executive officers.

Comment:

CEO Compensation, page 33

8.	We refer you to Item 402(b)(1)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 Mr. Rowe exercised a significant number of options and a significant amount of shares vested. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

Response:

The compensation committee considers the compensation for named executive officers each year relative to comparable positions in the peer group, using data provided by the committee’s compensation consultant. Equity compensation is valued on a prospective basis. The timing of stock option exercises or stock sales is at the discretion of each individual named executive officer, and individual decisions to hold, exercise or sell are not considered by the compensation committee so that all of the named executive officers are treated the same. While the compensation committee reviews the option exercises and stock vested table that appears in the proxy statement, it does not consider compensation or amounts realizable from prior compensation, such as gains from prior stock and option awards, in setting current compensation. Because these matters are not material factors in the compensation committee’s determination of compensation, Exelon has not discussed them in its disclosure.

Comment:

Stock Performance Graph, page 38

9.	Please relocate the stock performance graph so it is not in proximity to the summary compensation table. The Commission is of the view that the “Performance Graph should not be presented as part of executive compensation disclosure.” See Section II.B.4 of Securities Act Release 8732A.

Response:

In future proxy statements, Exelon will relocate the stock performance graph so that is not presented as part of the executive compensation disclosure.

Comment:

Outstanding Equity Awards at Fiscal-Year End, page 44

10.	Please provide the specific vesting dates for each grant of options and shares of stock. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response:

In future proxy statements, Exelon will clarify the footnote disclosure of the vesting dates by adding a column with the grant dates to the table.

Comment:

Nonqualified Deferred Compensation, page 47

11.	Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the summary compensation table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K.

Response:

In future proxy statements, Exelon will provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation in the summary compensation table for previous years. For 2006, the entire amounts shown in the columns headed “Executive Contributions in 2006” and “Registrant Contributions in 2006” were reported in the summary compensation table. The amounts shown in the column headed “Aggregate Balance at 12/31/2006” included amounts that were deferred in previous years but reported as compensation to the named executive officer as either base salary, in the case of executive contributions; all other compensation, in the case of registrant contributions; or restricted stock awards, under long term compensation. For Messrs. Rowe, Skolds, Young and Mehrberg, all deferred amounts, other than plan earnings, have been previously reported as compensation in the summary compensation table in the Exelon proxy statement. For Mr. Clark, amounts deferred since 2003, other than plan earnings, have been reported as compensation in the summary compensation table in the Exelon proxy statement. For all previous years, deferred amounts, other than plan earnings, were reported as compensation in the summary compensation table in the information statement for Commonwealth Edison Company.

Name (A)	Previously Disclosed Executive Contributions (B)	Previously Disclosed Registrant Contributions (C)	Previously Disclosed Stock Contributions (D)	Total of Deferred Compensation Previously Disclosed (E)
	($)	($)	($)	($)
Rowe	$425,191	$366,592	$6,178,297	$6,970,081
Skolds	298,085	108,748	1,255,147	1,661,980
Young	361,936	48,408	—	410,344
Mehrberg	723,156	77,886	2,432,555	3,233,597
Clark	$203,683	$87,870	$575,620	$867,175

Comment:

Nonqualified Deferred Compensation, page 47

12.	Please consider disclosing the measures for calculating plan earnings, and quantify the earnings measures applicable during the last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Response:

Non-qualified deferred compensation plan earnings are determined by the amount of salary and annual incentive awards that the named executive officer has chosen to allocate to each of the 24 available benchmark funds in the plan and the amount of earnings or loss on the balances in each such fund. Furthermore, as disclosed at page 47 of the proxy statement, Exelon amended the deferred compensation plan to cease deferrals of base and annual incentive plan compensation after January 1, 2007. The only new contributions to the deferred compensation plan are excess 401(k) contributions and company matching contributions (company matching contributions are only made in Exelon common stock units). Participants in the deferred compensation plan had a one-time opportunity in 2006 to elect to receive in 2007 a distribution of their balances in the deferred compensation plan. All of the named executive officers elected to receive the distribution. Accordingly, the measures for calculating the earnings on each fund in the plan are not material.

Comment:

Potential Payments Upon Termination or Change in Control, page 48

13.	Please describe and explain in the compensation discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision and benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response:

The amount of potential payments upon termination or change in control to Exelon’s named executive officers is disclosed at pages 48-55 of the proxy statement. The amount of potential payments to Mr. Rowe was determined in accordance with the terms he negotiated with the company in his employment agreement, which he originally entered into in 1998 when he became the Chairman and CEO of Unicom Corporation, a predecessor company of Exelon. Exelon’s change in control and severance benefits for the other named executive officers are derived from the change in control and severance benefits provided by its predecessor corporations, Unicom and PECO Energy Company, prior to their merger in 2000. In 1998, Unicom adopted a change in control and severance benefits program for its other senior officers. At that time, Unicom reviewed the change in control benefits among companies in the Dow Jones Utility Index, utilities that had been involved in recent mergers, and other large utility companies. The analysis indicated the prevailing practice of providing severance benefits including a payment of 2.7 to 3 times base salary and annual incentive, a gross-up of excise taxes, and accelerated vesting of equity incentives; Unicom’s Long-Term Incentive Plan already provided for accelerated vesting upon a change in control. The potential cost of the change in control and severance benefits program was also evaluated as a percentage of market capitalization and found to be well within the competitive range. In 1999, PECO Energy Company adopted a similar change in control and severance benefits program. In January 2001, shortly after the merger, the Exelon compensation committee adopted a change in control and severance policy that replaced the Unicom and PECO benefits with a program that harmonized the policies of the predecessor companies. The multiples of change in control benefits ranged from two times base salary and annual bonus for corporate and subsidiary vice presidents to three times base salary and annual bonus for the executive committee and select senior vice presidents. A consultant reported to the compensation committee that, based on its findings and experience, the design and potential cost of the change in control and severance benefits was consistent with competitive practice and reasonable. In 2003, the compensation committee reviewed the terms of the Senior Management Severance Plan and revised it to reduce the situations when an executive could terminate and claim severance benefits for “good reason”, clarified the definition of “cause”, and reduced non-change in control benefits for executives with less than two years of service. In December 2004, the compensation committee’s consultant presented a report on competitive practice on executive severance. The competitive practices described in the report were generally comparable to the benefits provided under Exelon’s severance policies. In 2007, the compensation committee adopted a policy limiting the amount of future severance benefits to be paid to named executive officers under future arrangements without shareholder approval to 2.99 times salary plus annual incentive. This policy is described at page 11 of the proxy statement.

In future proxy statements, Exelon will expand the disclosure in compensation discussion and analysis of why the company has chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

* * * *

Exelon acknowledges that:

•	Exelon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Exelon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (312) 394-3122.

Very truly yours,

/s/ Matthew F. Hilzinger
Matthew F. Hilzinger
Senior Vice President and Corporate Controller Exelon Corporation